UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

ON TRACK INNOVATIONS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

M8791A109
(CUSIP Number of Ordinary Shares Underlying Warrants)

Ohad Bashan
OTI America, Inc.
2 Executive Drive, Suite 740
Fort Lee, New Jersey 07024
(201) 944-5200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
David P. Stone, Esq.
767 Fifth Avenue
New York, New York 10153-0119
Telephone: (212) 310-8430 Facsimile: (212) 310-8007

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1) (2)

$ 26,082,796.83	$ 2,790.86

(1) Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of sixty (60) days, is made to holders of 820,800 Warrants issued on April 29, 2004 to reduce the exercise price of such Warrants from $13.97 to $12.29 per share. Further, an offer, for a period of sixty (60) days, is made to holders of 1,196,431 Warrants issued on November 1, 2005 to reduce the exercise price of such Warrants from $14.58 to $12.39 per share. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer’s Ordinary Shares underlying the Warrants on April 7, 2006.

(2) Calculated by multiplying the Transaction valuation by 0.0001070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Files:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.	SUMMARY TERM SHEET

This statement relates to an offer (the “Offer”) by On Track Innovations Ltd., incorporated in the State of Israel (the “Company”), for a period of sixty (60) days, to the holders of warrants to purchase an aggregate of 820,800 ordinary shares nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) (the “2004 Warrants”), which were sold by the Company on April 29, 2004 pursuant to a private placement transaction (the “2004 Placement”) and to the holders of warrants to purchase an aggregate of 1,196,431 of Ordinary Shares (the “2005 Warrants”), which were sold by the Company on November 1, 2005 pursuant to a separate private placement transaction (the “2005 Placement”) (collectively, the 2004 Warrants and the 2005 Warrants will be referred to herein as the “Warrants”):

—	To reduce the exercise price of the 2004 Warrants from $13.97 to $12.29 per share; and

—	To reduce the exercise price of the 2005 Warrants from $14.58 to $12.39 per share.

The Offer to reduce the exercise price of the Warrants will commence on the date the materials relating to the Offer are first sent to the holders, which is April 23, 2006 (the “Offer Date”), through June 22, 2006 at 12:00 p.m., Israeli time, (the “Exercise Date”), at which point the original terms of the Warrants, including, but not limited to, the exercise price of $13.97 and $14.58 per share for the 2004 Warrants and 2005 Warrants, respectively, shall resume and continue to apply.

The Board of Directors of the Company approved the Offer to reduce the exercise price of the 2004 Warrants and the 2005 Warrants on February 12, 2006. Further, the shareholders of the Company approved the Offer to reduce the exercise price of the 2004 Warrants and the 2005 Warrants at an extraordinary meeting on March 21, 2006.

A detailed discussion of the Offer is contained in the Offer Letter to Warrant Holders filed as Exhibit (a)(1) to this Schedule TO.

Item 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and issuer is On Track Innovations Ltd., an Israeli company. The address of the Company’s principal executive office is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000 and its telephone number is (011) 972-4-686-8000.

(b) As of April 10, 2006, the Company had 820,800 2004 Warrants outstanding that were issued in the 2004 Placement and 1,196,431 2005 Warrants outstanding that were issued in the 2005 Placement, both of which are subject to the Offer. The 2004 Warrants were, when issued, exercisable for an aggregate of up to 780,000 Ordinary Shares of the Company and the 2005 Warrants were, when issued, exercisable for an aggregate of up to 1,068,471 Ordinary Shares of the Company.

(c) There is currently no established trading market for the Warrants.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The Company is the filing person and the subject company. Please see the information set forth under Item 2(a) above.

The Name and address of each executive officer and director of the Company is as follows:

Oded Bashan	Ronnie Gilboa
Chairman of the Board of Directors,	Director and Vice President of Projects
President and Chief Executive Officer	Moshav Bait Hilel
Rosh Pina Hachalutzim 8	Israel
Israel

Ohad Bashan	Guy Shafran
Director and Chief Marketing Officer	Chief Financial Officer
82 Susan Drive	On Track Innovations Ltd.
Closter, NJ	Z.H.R. Industrial Zone
USA	P.O. Box 32
Rosh Pina, Israel

Eli Akavia	Professor Liora Katzenstein
Independent Director	External Director
Hatomer 57	Brodetzky 36
Ramat Hasharon	Tel Aviv
Israel	Israel

Eliezer Manor	Shlomi Tusia-Cohen
External Director	External Director
Moshav Tal Shahar	Hativat Harel 14/65, Modi'in
Israel	Israel

Item 4.	TERMS OF THE TRANSACTION

(a) The Company is offering the holders of the 2004 Warrants, which were sold by the Company pursuant to the 2004 Placement in April 2004 the opportunity to exercise such 2004 Warrants at an exercise price reduced from $13.97 to $12.29 per share.

Further, the Company is offering the holders of the 2005 Warrants, which were sold by the Company pursuant to the 2005 Placement in November 2005 to reduce the exercise price of the 2005 Warrants from $14.58 to $12.39 per share.

If Warrant holders choose to participate in the Offer, they must exercise all, and not less than all, of such holder’s Warrants, including all 2004 Warrants and all 2005 Warrants, pursuant to the terms of the Offer. Partial exercise of holder’s Warrants according to these terms will be not be permitted.

The purpose of the Offer is to reduce the number of Warrants outstanding in order to provide greater certainty to investors and potential investors regarding the number of Ordinary Shares outstanding by providing an incentive to the holders to exercise their Warrants through the Offer to reduce the exercise price of the Warrants, which will also result in the Company raising additional capital. The Offer to reduce the exercise price of the Warrants will commence on the Offer Date and terminate on the Exercise Date at which point the original terms of the Warrants, including, but not limited to, the exercise price of $13.97 and $14.58 per share for the 2004 Warrants and 2005 Warrants, respectively, shall resume and continue to apply. A detailed discussion of the Offer, including discussion of the procedures for tendering and rescinding Warrants, and the terms and conditions under which the Offer may be extended, is contained in the Offer Letter filed herewith as Exhibit (a)(1) to this Schedule TO, which is incorporated herein by reference.

(b) None.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) None.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to reduce the number of Warrants outstanding in order to provide greater certainty to investors and potential investors regarding the number of Ordinary Shares outstanding by providing an incentive to the holders to exercise their Warrants through the Offer to reduce the exercise price of the Warrants, which will also result in the Company raising additional capital.

(b) Not applicable.

(c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Warrants resulting from the reduction of the exercise price would trigger the acquisition by such exercising holders of additional Ordinary Shares of the Issuer.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Not applicable.

(b) Not applicable.

(d) Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Neither the Company nor any of the individuals or entities named in Item 3 beneficially own any of the Warrants.

(b) Not applicable.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons or classes of persons have been directly or indirectly employed, retained, or compensated to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) Incorporated by reference are the Company’s financial statements for the fiscal year ended December 31, 2005 that were furnished in the Company’s Report of Foreign Private Issuer on Form 6-K, dated March 31, 2006. The full text of the Report of Foreign Issuer on Form 6-K, dated March 31, 2006 as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b) None.

Item 11.	ADDITIONAL INFORMATION.

(a)(1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating , directly or indirectly, to the Offer.

(2) There are no applicable regulatory requirements or approvals needed for the Offer (other than the approval by the Company’s shareholders, which has already been obtained).

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 are inapplicable.

(5) None.

(b) None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)(1) Offer Letter to Warrant Holders and Letter of Transmittal, dated April 23, 2006 (filed herewith).

(b) Not applicable.

(d) None.

(g) None.

(h) None.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON TRACK INNOVATIONS LTD. BY: /S/ Oded Bashan —————————————— Oded Bashan President & Chief Executive Officer

Date: April 11, 2006